Exhibit 99.1

Ballard Signs MOU with Global Energy Ventures For Development of Fuel Cell-Powered Ship

VANCOUVER, BC and WEST PERTH, Australia, Feb. 3, 2021 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced that it has signed a non-binding Memorandum of Understanding (MOU) with Global Energy Ventures (ASX: GEV; www.gev.com) – a provider of integrated compressed shipping solutions for the transportation of energy to regional markets, headquartered in Australia – for the development of a new fuel cell-powered ship, called C-H2 Ship, designed to transport compressed green hydrogen.

Artist rendering of Global Energy Ventures’ fuel cell-powered C-H2 Ship, to be powered by a Ballard system as it transports compressed green hydrogen (CNW Group/Ballard Power Systems Inc.)

The power required for a small-scale demonstration of the C-H2 Ship is expected to be under 10 megawatts (MW). At full scale, the C-H2 Ship will have a propulsion power requirement of approximately 26MW, and a containment system for storage of 2,000 tons of compressed green hydrogen.

GEV will be responsible for design approvals, development, financing, and operation of C-H2 Ship, along with integration of the required power system. Ballard will be responsible for design of the fuel cell system for the C-H2 Ship, based on its FCwaveTM technology, and will assist GEV with integration of the fuel cell system into the vessel's design. Ballard's FCwaveTM system will obtain its hydrogen fuel from the compressed green hydrogen stored onboard and transported by the vessel.

Martin Carolan, Executive Director of Global Energy Ventures said, "This MOU is a significant step in our development of the Company's C-H2 Ship, with hydrogen fuel cells now at the forefront of zero-emission technologies for shipping. We look forward to working with Ballard on the development of the C-H2 Ship's fuel cell system and power requirements in line with our development program for a compressed shipping solution for hydrogen marine transport at scale."

Rob Campbell, Ballard Chief Commercial Officer noted, "Hydrogen and fuel cell technology provide a compelling path for the decarbonization of the maritime sector, one of the key Medium- and Heavy-Duty Motive applications for which our products offer a particularly strong value proposition. Working with Global Energy Ventures will allow us to advance megawatt-scale hydrogen fuel cell and storage integration on board a large marine vessel. We are looking forward to collaborating with GEV on the visionary C-H2 Ship."

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 18:23e 03-FEB-21